Ecopetrol publishes measures to guarantee the adequate representation of its Shareholders at the Ordinary General Shareholders' Meeting to be held on March 22, 2024.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) informs that to comply with the provisions of Part III Title I Chapter VI of the Basic Legal Circular issued by the Financial Superintendence of Colombia (E.C. 029 of 2014), the Board of Directors of Ecopetrol approved the implementation of the measures described below which are aimed at guaranteeing the adequate representation of shareholders at the Ordinary General Shareholder's Meeting to be held on March 22, 2024. The Board instructed the Company's management to:

•	Inform shareholders of their right to be represented through the appointment of a proxy and indicate the legal requirements of the proxies to be granted for such purpose.
•	Appoint those who will validate the shareholders’ proxy assignments, advising that those proxies that fail to meet the minimum requirements established by law will not be admitted as valid, and no proxy form will be accepted where the name of the respective appointed representative is not clearly defined.
•	Abstain from recommending or influencing the name of the shareholders' attorneys-in-fact or their proxy selection process.
•	Inform all Company employees that they may not suggest to shareholders to vote for a specific candidate list.
•	Abstain from suggesting, coordinating or agreeing with the shareholders on: (i) the presentation of proposals at the Meeting and/or (ii) the vote for or against any proposal to be presented at the Meeting.
•	Verify and implement procedures such that no proxies are granted to persons directly or indirectly related to the Company’s management or employees.
•	The Vice-Presidency of Legal Affairs shall be the area responsible for the review and verification of proxies.
•	The Vice President of Legal Affairs and General Secretary of Ecopetrol S.A. shall be responsible for ensuring the implementation and compliance of the above-descried measures.

These measures were adopted by the members of the Board of Directors of Ecopetrol in a meeting held on February 14, 2024 and are being reported prior to the holding of the General Shareholders' Meeting.

Bogota D.C., February 14, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co